Exhibit 99.1

The RoyaLand Company Ltd. Announces Closing of the Acquisition of 90% Stake in Storied Italian Football Club Savoia 1908

"We are privileged to bring the rich history and culture of Savoia 1908 FC to RoyaLand," said Prince Emanuele Filiberto di Savoia, Founder and CEO of OTCQB-listed RLNDF

Hamilton, Bermuda, Naples, Italy, and Paris, France — June 1, 2026 – The RoyaLand Company Ltd. (“RoyaLand” or the “Company”) (OTCQB: RLNDF), a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed video game called TheRoyal.Land, today announced the acquisition of 90% of the share capital of Savoia 1908 Football Club S.r.l., the owner of Savoia 1908 FC, an Italian Serie D football club recently promoted to the professional league Serie C (the “Club” or “Savoia 1908 FC”) from existing owner CRH Royalty S.r.l. (“CRH” or the “Seller”). The Seller is 24% owned by the Company’s CEO and Director, Prince Emanuele Filiberto di Savoia, the grandson of the last King of Italy.

While the Company plans to continue its existing video game business, it strongly believes in the value of professional football clubs as an asset class with diverse revenue streams and international audiences, similar to a number of family offices and private equity funds that have purchased Italian football clubs such as AC Milan, Inter Milan, AS Roma and Como 1907.

Why Savoia 1908 FC?

Savoia 1908 FC is one of the oldest clubs in Italian football, representing a historic brand — it is officially authorized to use the historic coat of arms of the Italian Royal Family, the House of Savoy, a symbol deeply linked to national history. As an example of the recognition this symbol and name enjoy in Italy, one only needs to look at the Italian postal service, Poste Italiane, which currently produces an official Savoia 1908 postcard, a dedicated philatelic collection and stamps featuring the Savoia 1908 FC 1923–1924 championship season.

The Company believes that the Savoy name and symbol’s recognition creates a potential audience for Savoia 1908 FC which is greater than that of many local-only Serie A clubs. As published by the leading Italian business daily Il Sole 24 Ore, according to The Italian National Institute of Statistics (ISTAT) and SWG, a leading Italian polling and market research company headquartered in Trieste, out of the total population of Italy in 2025 of 58.9 million people, approximately 12% held a cultural affinity for the House of Savoy, which translates to an addressable audience of more than seven million and a likely market of approximately two million people — a figure the Company believes compares favorably to the typical audience range of between 560,000 and 1.2 million associated with an average Serie A club.

Savoia 1908 FC was acquired by CRH in 2023 and since that time has been restructured, brought under professional management, and had its brand refreshed under the leadership of Prince Emanuele Filiberto di Savoia. As a result, Savoia 1908 FC is coming out of a successful 2025/2026 season with a first-place finish in its division. It is therefore qualified, eligible, and has applied to be promoted to Serie C for the 2026/27 season beginning in August 2026, which the Company believes can be the beginning of a move to even higher leagues. As part of its brand refresh, Savoia 1908 FC has also established an eSports team competing in EA Sports FC™ online matches with a record of 4-1-1.

In addition, Savoia 1908 FC is already attracting significant new sponsorships, including Nike, commencing as of July 1, 2026.

Youth Academy and Social Mission

Among the Club’s most important assets is its thriving youth football academy, which the Company intends to further develop as a cornerstone of Savoia 1908 FC’s long-term strategy. The academy currently fields eleven teams across age categories ranging from Under 8 to Under 19, with more than 250 young athletes training and competing at the Club’s facilities in the Naples area.

Beyond competitive sport, the academy fulfills a vital social mission. The territory in which Savoia 1908 FC operates is an area historically challenged by organized crime, including the Camorra. The Club and its new ownership are firmly committed to offering young people a positive, structured, and values-driven environment — providing them not only with athletic development but with a sense of belonging, discipline, and opportunity that serves as a genuine alternative to the criminal networks that have long burdened this community. In this sense, Savoia 1908 FC represents something larger than football: it is an instrument of social renewal bearing one of Italy’s most storied names.

“We are privileged to bring the rich history and culture of Savoia 1908 FC to RoyaLand,” said Prince Emanuele Filiberto di Savoia. “We are going to continue to support the Club and help to take it to the next level and realize its true potential both on and off the field, for the benefit of our shareholders, our young athletes, and fans throughout Italy and the world.”

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also established an eSports team competing in EA Sports FC™ online matches, currently undefeated in all six of its competitions.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land

www.TheRoyal.Land